SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2010

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT

Exhibit	Description

1.1	Press release dated January 4, 2010 regarding the trading halt of the Registrant’s American Depositary Shares on the New York Stock Exchange

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2010

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/S/ CHRISTOPHER FOLL
Christopher Foll
Chief Financial Officer

Exhibit 1.1

FOR IMMEDIATE RELEASE

Hutchison Telecom NYSE Trading Halt

HONG KONG, 4 January 2010 - Hutchison Telecommunications International Limited (“HTIL” or the “Company”; SEHK: 2332, NYSE: HTX) today announces that it has received an approach from the Company’s majority shareholder, Hutchison Whampoa Limited, regarding a possible general offer to the Company’s shareholders and optionholders, and understands that an announcement pursuant to the Hong Kong Takeovers Code on the subject may be imminent. HTIL has requested that the New York Stock Exchange halts trading of the Company’s American Depositary Shares pending the release of the announcement. Trading of the Company’s shares on the Hong Kong Stock Exchange has been suspended effective since 2:30 p.m. (Hong Kong time) on 4 January 2010 pending the release of the announcement.

- End -

For enquiries, please contact:

Ada Yeung	Nicky Lee
Corporate Communications	Investor Relations
Hutchison Telecom	Hutchison Telecom
Work: +852 2128 3106	Work: +852 2128 3163
Mobile: +852 6347 0619	Email: nickylee@htil.com.hk
E-mail: adayeung@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading provider of telecommunications services. The Group currently offers mobile telecommunications services in Indonesia, Vietnam, Sri Lanka and Thailand, operating brands “Hutch”, “3” and “Vietnamobile”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is committed to providing superior telecommunications services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.